UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)
(Amendment No. ____)

1. Name of the Registrant: Gulf Coast Ultra Deep Royalty Trust [CIK: 0001565146]


2. Name of Person Relying on Exemption: Scott Klarquist


3. Address of Person Relying on the Exemption: 20 Pine, New York NY 10005


4. Written Material. The following written material is attached:
Letter to Unitholders, dated November 29, 2021.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.
PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card. (Written material follows)


* * *

Open Letter to GULTU Unitholders

Unitholders are (Once Again) Urged to Organize to Replace our
Trustee

Dear Unitholders,

A little over one year ago, on October 8, 2020, I wrote you a letter urging you to replace The Bank of New York Mellon as the trustee for the Gulf Coast Ultra Deep Royalty Trust (GULTU) (see https://www.sec.gov/Archives/edgar/data/1565146/0001769022200000
12/gultu1008201.htm). In this letter, I said the following:

The GULTU Trustee...has siphoned off OUR money (in other words, in my opinion rightfully belonging to the unitholders). Why has the Trustee made approximately as much money off of the Trust as the unitholders have (collectively), and indeed in some quarters (such as the most recently reported quarter) FAR MORE than we have??? It makes no sense.

Well, here we are over year later and sadly nothing has changed. In fact, things today are even worse for GULTU unitholders versus a year ago, because on page 7 of the most recent Form 10-Q filing we find the following new disclosure from the Trustee:

In November 2021, the Trustee notified HOGA that the
Trustee intends to withhold a portion of the funds otherwise available for distribution each quarter to gradually build a cash reserve for the payment of future known, anticipated or contingent expenses or liabilities, commencing with the distribution payable in the first quarter of 2022. The Trustee may increase or decrease the targeted cash reserve amount at any time, and may increase or decrease the rate at which it is withholding funds to build the cash reserve at any time, without advance notice to the unitholders.
Cash held in reserve will be invested as required by the royalty trust agreement. Any cash reserved in excess of the amount necessary to pay or provide for the payment of future known, anticipated or contingent expenses or liabilities eventually will be distributed to unitholders, together with interest earned on the funds.

Yes, believe it or not the Trustee has promised to siphon off even more of our money going forward! For no apparent reason. Just as natural gas prices have been skyrocketing and GULTU unitholders should be reaping the reward for our collective patience. But, no, it is simply not to be according to our Trustee, who claims that the additional amounts withheld from us (how much??? and for what anticipated or contingent expenses or liabilities???) will eventually be distributed to us with (possibly) 0.01% annual interest (the going rate for savings accounts at the three largest US banks, according to US News). WHY ARE WE TOLERATING THIS NONSENSE FROM AN ENTITY THAT IS SUPPOSED TO ACT IN OUR INTERESTS (NOT THEIR OWN), FELLOW UNITHOLDERS????

IF YOU AGREE WITH ME AND OBJECT TO HAVING YOUR DISTRIBUTIONS
CONFISCATED BY THE TRUSTEE UNTIL SOME UNKNOWN DATE IN THE
FUTURE, I URGE YOU TO VOICE YOUR CONCERNS DIRECTLY TO THE
TRUSTEE (AS I HAVE DONE RECENTLY). THE CONTACT INFO FOR THE TRUSTEE
IS AS FOLLOWS:

Gulf Coast Ultra Deep Royalty Trust
The Bank of New York Mellon Trust Company,
N.A., as Trustee
Attention: Sarah C. Newell
Email: Sarah.Newell@bnymellon.com
Tel: (512) 236-6555
601 Travis Street, 16th Floor
Houston, TX 77002

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:
Scott Klarquist
CIO, Seven Corners Capital Management, LLC sklarquist@sevencornerscapital.com
(646) 592-0498

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